EXHIBIT 99.1

Centerra Gold Announces Extension and Increase of its Corporate Credit Facility

TORONTO, July 15, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that the Company and its syndicate of lenders have entered into an amendment to extend and increase its revolving credit facility (the “Credit Facility”) on more favourable terms.

The Credit Facility has a term of four years, maturing on July 15, 2030, and the size has increased to US$600 million, up from US$400 million previously. The interest rate payable on any outstanding borrowings is based on the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin of 1.875% to 3.000%, depending on the net leverage ratio, an improvement compared to 2.25% to 3.25% previously. As at July 15, 2026, no amounts are drawn under the Credit Facility. The expanded Credit Facility offers future flexibility and may be used for general corporate purposes, including working capital, investments, potential acquisitions, and capital expenditures.

The Credit Facility is led by The Bank of Nova Scotia and National Bank of Canada and is supported by a syndicate of international institutions including ING Capital LLC, Royal Bank of Canada, Bank of Montreal, PNC Bank Canada Branch, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and Citibank, N.A. (Canadian Branch). The Bank of Nova Scotia is the Administrative Agent on the Credit Facility.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.